Exhibit 12.1
Ratio of Earnings to Fixed Charges

	Six Months		For the years ended
	2005	2004	2004	2003	2002	2001	2000
Fixed Charges:
Interest Exp (1)	3,246	1,346	2,817	579	278	2,111	78
Capitalized Interest	752	384	883	451	619	1,001	439
Total	3,998	1,730	3,700	1,030	897	3,112	517
Earnings:
Pre-Tax Income	12,387	11,382	24,859	4,481	3,595	17,056	9,074
Fixed Charges	3,998	1,730	3,700	1,030	897	3,112	517
Less:
Capitalized Interest	(752)	(384)	(883)	(451)	(619)	(1,001)	(439)
Total	15,633	12,728	27,676	5,060	3,873	19,167	9,152

Ratio	3.91	7.36	7.48	4.91	4.32	6.16	17.70

(1)	Six months 2005 excludes $2.4 million of deferred financing costs written-off in connection with the termination of our sub-debt credit facility.